

Mail Stop 3720

October 11, 2016

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: **Community Health Systems, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 17, 2016
              Response dated September 26, 2016
              File No. 001-15925

Dear Mr. Smith:

We have reviewed your September 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

Form 10-K
Selected Operating Data, page 10

1.   We note you have defined Adjusted EBITDA to exclude net income attributable to noncontrolling interests; however, it appears in your reconciliation on page 12 that the measure includes net income attributable to noncontrolling interests. Please tell us whether this measure includes net income attributable to noncontrolling interests.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 60

2.   We note you discuss income from continuing operations before noncontrolling interests of $295M on page 62 of this section. That amount also appears to include income attributable to noncontrolling interests based on your Consolidated Statements of Income. Please clarify for us the discussion in this section.

Capital Resources, page 78

3.   We note you disclose that the measure Adjusted EBITDA aligns with a similar measure as defined in your senior secured credit facility which appears to be material to understanding the Company's financial condition and liquidity. Please tell us, and disclose in future filings, how the measure is defined in the senior secured credit facility and the amount or limit required for compliance with this covenant. Please also provide these disclosures for other material debt covenants, if applicable.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page 107

4.   We note your responses to comments 2 and 6. We note that the reporting package that is provided to and reviewed by the CODM on a monthly basis includes division and individual hospitals financial information for revenue and EBITDA. Also we note your statement that the information for division and individual hospitals is included in those reports furnished to the CODM because the same reports are used for multiple purposes by various members of management in addition to the use by the CODM. However you state, in the last sentence of your response to comment 6, that the CODM utilizes the individual hospital financial information for revenue and EBITDA to identify hospitals that require more focused management to address operating concerns and to evaluate performance for individual hospitals where specific turnaround plans have been initiated to address prior poor results. In this regard, we note in your response to comment 2 your description and examples of certain key operating decisions that the CODM makes for the Company to allocate resources and assess performance. We note that:

- for underperforming hospitals, the CEO meets with operators including from time to time local hospital management to review and approve selected hospital turnaround plans;
- any revenue generating initiatives, expense management initiatives, and other strategic opportunities for the hospitals are reviewed with and approved by the CEO;
- the decision of which hospitals were to be included in the recent spin-off was made by the CEO;
- the decisions about the addition or modification of services offered by the Company's hospitals and physician practices are reviewed and approved directly by the CEO and;

- the process for evaluating operating performance consists of comparing hospital operating results to prior periods, primarily the same period in the prior year and the prior month or quarter on a sequential basis.

In addition, we note in the opening summary of your response letter that you state that you believe that the division financial information is not used by the CODM for assessing operating performance or for allocating resources for the Company.

Considering the above facts, it appears that your CODM may use individual hospitals financial information to make key operating decisions. In this regard, explain to us in more detail why you do not consider your hospitals operating segments under the guidance of ASC 280-10-50.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications